BEAR STATE FINANCIAL, INC.	EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,					Six Months Ended June 30,
(dollars in thousands)		2015	2014	2013	2012	2011	2016	2015
Fixed charges and preferred dividends
Interest expense		$6,364	$5,138	$3,392	$4,422	$6,682	$3,798	$3,091
Estimated interest in rent		216	145	86	89	77	135	101
Preferred dividends	E	-	-	-	-	-	-	-
Combined fixed charges and preferred dividends	B	6,580	5,283	3,478	4,511	6,759	3,933	3,192
Less: interest on deposits		5,339	4,538	3,339	4,322	6,351	3,123	2,588
Combined fixed charges and preferred dividends excluding interest on deposits	D	$1,241	$745	$139	$189	$408	$810	$604

Earnings
Pre-tax income from continuing operations		$15,213	$3,736	$740	$755	$(19,034)	$10,169	$6,938
Fixed charges and preferred dividends		6,580	5,283	3,478	4,511	6,759	3,933	3,192
Total earnings	A	21,793	9,019	4,218	5,266	(12,275)	14,102	10,130
Less: interest on deposits		5,339	4,538	3,339	4,322	6,351	3,123	2,588
Total earnings excluding interest on deposits	C	$16,454	$4,481	$879	$944	$(18,626)	$10,979	$7,542

Ratio of earnings to fixed charges
Ratio, including interest on deposits	(A/(B-E))	3.31	1.71	1.21	1.17	*	3.59	3.17
Ratio, excluding interest on deposits	(C/(D-E))	13.26	6.01	6.32	4.99	*	13.55	12.49

Ratio of earnings to fixed charges and preferred dividends
Ratio, including interest on deposits	A/B	3.31	1.71	1.21	1.17	*	3.59	3.17
Ratio, excluding interest on deposits	C/D	13.26	6.01	6.32	4.99	*	13.55	12.49

* Due to a loss in 2011, earnings were insufficient to cover fixed charges by $19 million.